Exhibit 99.1

SYDNEY, Australia – 5 June 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), is dedicated to developing the Rhyolite Ridge Lithium-Boron Project in a responsible and sustainable manner. The timely conclusion of the Biden administration’s Department of Interior Draft Environmental Impact Statement comment period supports our previously stated expectation of a Final Environmental Impact Statement being published in September 2024 and a Record of Decision in October 2024.

Once operational, Rhyolite Ridge will quadruple the nation’s lithium supply, playing an important role in strengthening the domestic supply chain for minerals critical to the clean energy transition.

As part of our five years of engagement with federal, state and tribal officials and members of the community, we sought to set the new standard for domestic lithium project development. Listening has made our project stronger, and we look forward to addressing feedback to the Bureau of Land Management from the public comment period.

We are excited to complete the remaining steps in the federal permitting process, begin construction, and provide the critical components set to power millions of American electric vehicles.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)	Suite 16.01, 213 Miller Street, North Sydney, NSW 2060	T: +61 2 9922 5800	W: Ioneer.com	ABN: 76 098 564 606

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project for $490 million, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture (SS Agreement). In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing (Conditional Commitment). Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)	Suite 16.01, 213 Miller Street, North Sydney, NSW 2060	T: +61 2 9922 5800	W: Ioneer.com	ABN: 76 098 564 606

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